UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40098

SCORE MEDIA AND GAMING INC.
(Exact name of registrant as specified in its charter)

500 King Street West, Fourth Floor

Toronto, ON M5V 1L9

(416) 479-8812

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Class A Subordinate Voting Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Subordinate Voting Shares, no par value: None*

*On October 19, 2021, pursuant to an Arrangement Agreement, dated as of August 4, 2021, by and among Penn National Gaming, Inc., a Pennsylvania corporation (“Parent”), 1317774 B.C. Ltd., a British Columbia corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), and Score Media and Gaming Inc., a British Columbia corporation (the “Company”), Parent and Purchaser completed their acquisition of the Company (the “Acquisition”). The transactions contemplated by the Arrangement Agreement were implemented by way of a court-approved plan of arrangement (the “Plan of Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia), as amended.  On October 26, 2021 and in accordance with the Plan of Arrangement, the Company and 1325685 B.C. Ltd., a British Columbia corporation and an indirect, wholly owned subsidiary of Parent, amalgamated and all of the Class A Voting Shares and Special Voting Shares of the Company were extinguished and converted into equity securities of the entity formed by such amalgamation, which is also an indirect, wholly owned subsidiary of Parent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Score Media and Gaming Inc., as successor by amalgamation to the registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SCORE MEDIA AND GAMING INC. as successor by amalgamation to the registrant

By:	/s/ Harper Ko
	Name:	Harper Ko
	Title:	Secretary

Date: October 29, 2021